UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-15399

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Packaging Corporation of America

Thrift Plan for Hourly Employees

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Packaging Corporation of America

1955 West Field Court Lake Forest, IL 60045

Packaging Corporation of America

Thrift Plan for Hourly Employees

Page
A. Financial Statements
Reports of Independent Registered Public Accounting Firms	3
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7
B. Supplemental Schedule
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	15
C. Exhibit
Item 23 Consents of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Thrift Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500 Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                    /s/ KPMG LLP

Chicago, Illinois

June 27, 2014

Report of Independent Registered Public Accounting Firm

Benefits Administration Committee

Packaging Corporation of America Thrift Plan for Hourly Employees

We have audited the accompanying statement of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees as of December 31, 2012. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2012, in conformity with U.S. generally accepted accounting principles.

                    /s/ Ernst & Young LLP

Chicago, Illinois

June 27, 2013

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Assets
Plan’s interest in Master Trust	$196,226,389	$163,420,322
Notes receivable from participants	7,571,451	6,678,403
Contributions receivable:
Company	—	43,273
Participant	—	138,107

	203,797,840	170,280,105
Liabilities
Administrative expenses payable	25,206	25,011
Refund of excess contributions	6,913	13,497

	32,119	38,508

Net assets at fair value	203,765,721	170,241,597
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(195,647)	(1,146,613)

Net assets available for benefits	$203,570,074	$169,094,984

See accompanying notes to financial statements.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31,
2013
Additions
Contributions:
Participants	$10,944,620
Company	3,539,867
Rollover	839,299
Net investment income from Master Trust	31,507,316
Interest income from participant notes receivable	218,745

Total additions	47,049,847
Deductions
Benefit payments	12,357,504
Administrative expenses	217,253

Total deductions	12,574,757

Net increase	34,475,090
Net assets available for benefits:
Beginning of year	169,094,984

End of year	$203,570,074

See accompanying notes to financial statements.

Packaging Corporation of America

Thrift Plan for Hourly Employees

Notes to Financial Statements

December 31, 2013 and 2012

1. Description of the Plan

The following description of the Packaging Corporation of America (the “Company” or “PCA”) Thrift Plan for Hourly Employees (the “Plan”) provides general information. Participants should refer to the applicable plan document, including the special appendix sections (“Special Appendix”), for a more complete description of eligibility requirements, contribution limits, Company matching contributions, and vesting provisions. There is a Special Appendix for each Company location.

General

The Plan is a defined-contribution plan, established on February 1, 2000, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan covers eligible hourly employees of the Company, its subsidiaries, and the covered groups that have adopted the Plan. The Board of Directors is responsible for the oversight of the Plan. The Investment Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Plan’s Board of Directors.

On April 1, 2013, certain employees at a recently acquired container plant in Cheswick, Pennsylvania became eligible for the Plan.

In June 2013 and September 2013, bargaining agreements between the Company and the United Steel Workers (“USW”) union were finalized. Over the next three years (2014, 2015, and 2016) certain USW employees (as defined by their age and service and work location) will begin receiving a Company retirement savings contribution up to 6.5% of compensation based on years of service and age. There will also be adjustments to the Company matching contribution and modifications to loan and enrollment provisions. The Special Appendix for each affected location will contain the details of these changes. The USW members make up 71% of the union hourly labor force and 51% of the total hourly labor force.

Contributions

Eligible employees electing to participate in the Plan may make salary deferral contributions through payroll deductions based upon the deferral percentage limits specified in each covered Special Appendix that vary by geographic location, with such contributions limited to $17,500 and $17,000 in 2013 and 2012, respectively, for employees under age 50 and $23,000 and $22,500 in 2013 and 2012, respectively, for employees age 50 and older. The Company contributes on behalf of the participants a matching contribution equal to an amount detailed in each location’s Special Appendix. The Company’s matching contributions are invested in the Plan’s investment funds based on the participant investment elections.

As of January 1, 2013, the Company made a retirement savings contribution to certain eligible employees of up to 5% of compensation based on years of service, as defined. The location’s Special Appendix will detail if this contribution applies. This contribution is made on behalf of the employee regardless of whether or not the employee is contributing to the Plan. The Company’s retirement savings contribution vests at a rate of 20% per year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company contributions, and an allocation of Plan earnings or losses and is charged with an allocation of administrative expenses. Allocations are based on each participant’s account balance, as defined, in relation to the balance of all participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are 100% vested immediately in the value of their pretax contributions, earnings thereon and rollovers from other qualified plans.

The Company’s matching contribution and the retirement savings contribution vests at a rate of 20% per year. To the extent a participant is not 100% vested in the Company’s matching contributions or retirement savings contribution, upon attainment of age 65 or termination of employment due to death or permanent disability, a participant will become 100% vested in the Company’s matching contributions and retirement savings contributions. Forfeited nonvested accounts are applied to reduce future Company contributions.

Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investment options on any business day, subject to certain short-term trading restrictions outlined in the plan document.

Benefit Payments

In the event of retirement (as defined in the Plan), death, permanent disability, or termination of employment, the vested balance in the participant’s account will be distributed to the participant or the participant’s beneficiary in a single lump-sum cash payment. The portion of the participant’s account invested in the PCA Common Stock Fund will be distributed in cash unless elected to be distributed in kind.

Certain participants, as specified in each covered location’s Special Appendix, who have attained age 55 may elect an in-service withdrawal from their vested Company matching contribution account. Participants, as specified in each location’s Special Appendix, who have attained age 59 1/2 may elect to withdraw all or part of their account balance.

Prior to January 1, 2011, certain participants, as specified in each covered location’s Special Appendix, may, subject to the approval of the Plan Administrator, make a hardship withdrawal from their salary deferral contributions. A hardship withdrawal can only be made in the event of a financial need constituting a hardship as defined in the Plan. As a result of collective bargaining agreement the Plan no longer offered hardship withdrawals to any participants effective January 1, 2011.

Administrative Expenses

Administrative expenses are paid from Plan assets, to the extent not paid by the Company.

Notes Receivable from Participants

Certain participants, as specified in each covered location’s Special Appendix, may borrow an amount up to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $1,000. Such loans bear interest at the prime rate as published by The Wall Street Journal and are secured by the participant’s account balance in the Plan. Loans must be repaid within 54 months, with principal and interest payments made primarily through payroll deductions. Employees on unpaid leave may continue to repay loans via personal check or money order during their period of absence. Participants also have the ability to elect to make a one-time repayment of their outstanding loan balance, of which the payment can be made via personal check or money order.

Interest rates on loans outstanding in the Plan at December 31, 2013 ranged from 3.25% to 8.25%.

Forfeited Accounts

At December 31, 2013, forfeited non-vested accounts totaled $17,689. These accounts will be used to reduce future employer contributions. Also, in 2013, employer contributions were reduced by $17,603.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

2. Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s beneficial interest in the PCA Defined Contribution Master Trust (the “Master Trust”) represents the Plan’s share of the Master Trust’s investments stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The Master Trust invests in fully benefit-responsive, synthetic guaranteed investment contracts (“synthetic GICs”). These synthetic GICs are recorded at fair value (see Note 4); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to synthetic GICs because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on the settlement date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the gains and losses on investments bought and sold as well as held during the year.

Investment Contracts

The JP Morgan Stable Value Fund, a synthetic GIC, provides principal preservation plus accrued interest through fully benefit-responsive wrap contracts issued by a third party. The account is credited with interest as specified in the contract and charged for participant withdrawals and administrative expenses. The wrap contract issuer is contractually obligated to repay the principal plus accumulated interest. The contract value represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer. The crediting interest rate for the wrap contracts is calculated on a quarterly basis (or more frequently if necessary) using contract value, market value of the underlying fixed income portfolio, the yield of the portfolio, and the duration of the index but cannot be less than zero.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include: (i) termination of the Plan, (ii) a material adverse change to the provisions of the Plan, (iii) if the employer elects to withdraw from a wrap contract in order to switch to a different investment provider, or (iv) if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer’s underwriting criteria for issuance of a similar wrap contract.

Examples of events that would permit a wrap contract issuer to terminate a wrap contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrap contract issuer could terminate the wrap contract at the market value of the underlying investments.

The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

The average yields for the JP Morgan Stable Value Fund are as follows:

	2013	2012
Based on actual earnings	1.27%	1.14%
Based on interest rate credited to participants	1.41%	1.84%

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued or Newly Adopted Accounting Standards

There were no recently issued accounting standards that may become applicable to the preparation of the Plan’s financial statements in the future.

3. Master Trust

The Master Trust includes assets of the Plan and the Packaging Corporation of America Retirement Savings Plan for Salaried Employees. All of the Plan’s investments are invested in the Master Trust. The purpose of the Master Trust is the collective investment of assets of the participating plans. Each participating plan’s interest in the Master Trust is based on the aggregate account balances of the participants in the respective participating plan. The Master Trust specifically identifies contributions, benefit payments, and plan-specific expenses attributable to each participating plan. Investment gains (losses) are allocated to each participating plan in the Master Trust on a daily basis based on each plan’s separate interest in the Master Trust. At December 31, 2013, the Plan’s interest in the net assets of the Master Trust at fair value was 31.0%, or $196,226,389. At December 31, 2012, the Plan’s interest in the net assets of the Master Trust at fair value was 32.7%, or $163,420,322.

The investments held by the Master Trust and the Plan’s percentage interest in each of the investments within the Master Trust are presented below. Individual investments that exceed 5% of the Plan’s net assets are separately identified (*).

	December 31, 2013	Plan’s Percentage Interest	December 31, 2012	Plan’s Percentage Interest
Assets
Mutual funds
Fidelity Growth Company*	$109,969,022	40.8%	$80,073,234	41.2%
PIMCO Total Return Fund*	40,948,298	34.5	65,839,068	32.8
EuroPacific Growth	31,766,112	30.2	24,830,861	30.3
Columbia Small Cap Growth I2 Fund*	38,705,904	31.1	25,156,346	31.2
American Balanced R4*	40,401,634	33.9	28,139,259	32.2
Loomis Sayles Value Y Fund	30,538,400	33.0	17,846,654	31.4
Dreyfus/Boston Small/Mid Cap	16,721,550	25.7	8,567,106	23.5

Total mutual funds	309,050,920	35.2	250,452,528	34.6
Common collective trust funds
JP Morgan Stable Value Fund*	135,244,039	45.1	137,051,820	45.8
BlackRock Equity Index Fund T	35,347,110	26.9	24,159,151	26.2

Total common collective trust funds	170,591,149	41.3	161,210,971	42.9
Common stocks
PCA*	150,859,806	10.9	85,761,767	8.5

Short-term investment fund
Short-term investments	2,416,681	19.5	1,930,521	20.8

Total assets at fair value	632,918,556	31.0	499,355,787	32.7
Adjustment from fair value to contract value	(337,932)	57.9	(2,453,964)	46.7

Net assets	$632,580,624	31.0%	$496,901,823	32.7%

Investment income for the Master Trust was as follows:

Year Ended December 31,
2013
Interest income	$2,811,427
Dividends	4,841,992
Other income	408,455
Net realized and unrealized appreciation in fair value of:
Mutual funds	59,701,494
PCA common stock	57,482,546
Common collective trust funds	8,359,447

Total investment income	$133,605,361

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 — Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 — Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.

Mutual funds: Valued at the daily closing price reported by the funds. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish daily net asset values (NAV) and to transact at that price. The mutual funds held by the Plan are considered actively traded.

Common stocks: Valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).

Common collective trust funds: valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. This category includes three common/collective trusts:

The JP Morgan Liquidity Fund and the JP Morgan Intermediate Bond Fund, which are fixed income funds, are contained within the JP Morgan Stable Value Fund option. This fund seeks to preserve the value of money invested, perform better than the average money market fund, and earn consistent, reliable returns. The fair value of the investment in this category has been estimated using the NAV per unit provided by the fund managers. Participant directed redemptions have no restrictions; however, the Plan is required to provide up to a one year redemption notice to liquidate its entire share in the fund.

The BlackRock Equity Index Fund T is an equity fund that seeks to match the performance of the S&P 500 Index by investing in stocks that make up the index. Participant directed redemptions are restricted as follows: participants who elect to transfer $5,000 or more out of any single investment fund on any given trading day must wait 30 calendar days before they will be permitted to reinvest $5,000 or more back into the same investment fund on any given trading day. The restriction does not apply to regular contributions, loan payments, loans, withdrawals, or distributions made out of the funds. The Plan is not required to provide an advance redemption notice to liquidate its entire share in the fund.

The Plan has no contractual obligations to further invest in the trusts.

Short-term investments: valued at cost, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets carried at fair value:

	December 31, 2013
	Level 1	Level 2	Level 3
Master trust investments
Mutual funds
Growth fund — U.S.	$140,507,422	$—	$—
Growth fund — non U.S.	31,766,112	—	—
Intermediate term bond fund	40,948,298	—	—
Blended fund	40,401,634	—	—
Mid Cap stocks	16,721,550	—	—
Small Cap stocks	38,705,904	—	—

Total mutual funds	309,050,920	—	—
Common stocks
PCA stock	150,859,806	—	—
Short-term investment fund	—	2,416,681	—
Common collective trust funds
Fixed income	—	135,244,039	—
Equity	—	35,347,110	—

Total common collective trust funds	—	170,591,149	—

Total master trust investments	$459,910,726	$173,007,830	$—

	December 31, 2012
	Level 1	Level 2	Level 3
Master trust investments
Mutual funds
Growth fund — U.S.	$97,919,888	$—	$—
Growth fund — non U.S.	24,830,861	—	—
Intermediate term bond fund	65,839,068	—	—
Blended fund	28,139,259	—	—
Mid Cap stocks	8,567,106	—	—
Small Cap stocks	25,156,346	—	—

Total mutual funds	250,452,528	—	—
Common stocks
PCA stock	85,761,767	—	—
Short-term investment fund	—	1,930,521	—
Common collective trust funds
Fixed income	—	137,051,820	—
Equity	—	24,159,151	—

Total common collective trust funds	—	161,210,971	—

Total master trust investments	$336,214,295	$163,141,492	$—

There were no transfers between levels.

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated March 9, 2012 (and previously on May 9, 2001), stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to federal income tax examinations for years prior to 2009.

6. Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$203,570,074	$169,094,984
Amounts allocated to withdrawn participants	(40,861)	(175,416)
Adjustment of investments from contract value to fair value	195,647	1,146,613

Net assets available for benefits per Form 5500	$203,724,860	$170,066,181

The following is a reconciliation of net increase per the financial statements to Form 5500:

Year Ended December 31, 2013
Total net increase per the financial statements	$34,475,090
Adjustment from contract value to fair value for fully benefit- responsive investment contracts at beginning of period	(1,146,613)
Adjustment from contract value to fair value for fully benefit- responsive investment contracts at end of period	195,647
Amounts allocated to withdrawing participants at December 31, 2012	175,416
Amounts allocated to withdrawing participants at December 31, 2013	(40,861)

Total net increase per the Form 5500	$33,658,679

8. Related Party Transactions

The Plan invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2013, the Plan received $364,912 in common stock dividends from the Company.

9. Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were available for issuance and no reportable events have been identified.

Supplemental Schedule

Packaging Corporation of America

Thrift Plan for Hourly Employees

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

EIN 36-4277050 Plan 001

December 31, 2013

Description of Issue	Current Value
Participants loans — 1,186 loans to 1,186 participants, varying maturity dates through June 30, 2018, interest rates ranging from 3.25% to 8.25% *	$7,571,451

*	Represents a party in interest to the Plan.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of Packaging Corporation of America has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Packaging Corporation of America Thrift Plan for Hourly Employees

Date: June 27, 2014	/s/ PAMELA A. BARNES
Pamela A. Barnes
Vice President

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP

23.2	Consent of Ernst & Young LLP